SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C   20549


                                 AMENDMENT NO. 2
                                       TO
                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                        ALTERNATIVE RESOURCES CORPORATION
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                    02145R102
                                  CUSIP Number



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




CUSIP NO. 02145R102

1.   NAME OF REPORTING PERSON
       Larry I. Kane

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

     Not applicable.

          (A)
          (B)

3.   SEC USE ONLY

4.   CITIZENSHIP OR PLACE OF ORGANIZATION    United States

  NUMBER OF    5.  SOLE VOTING POWER

   SHARES                1,577,280

BENEFICIALLY   6.  SHARED VOTING POWER

  OWNED BY               0

    EACH       7.  SOLE DISPOSITIVE POWER

  REPORTING              1,577,280

   PERSON      8.  SHARED DISPOSITIVE POWER

    WITH                 0

9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                         1,577,280 as of 12/31/96

10.  CHECK IF THE AGGREGATE AMOUNT IN ROW(9) EXCLUDES CERTAIN SHARES

     Not applicable.

11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       10.1% (assuming 15,651,391 shares outstanding at 12/31/96)

12.  TYPE OF REPORTING PERSON:     IN

ITEM 1(A) Name of Issuer:  Alternative Resources Corporation

ITEM 1(B) Address of Issuer's Principal Executive Offices:

          100 Tri-State International, Suite 300
          Lincolnshire, IL  60069

ITEM 2(A) Name of Person Filing:  Larry I. Kane

ITEM 2(B) Address of Principal Business Office:

          100 Tri-State International, Suite 300
          Lincolnshire, IL  60069

ITEM 2(C) Citizenship:  United States of America

ITEM 2(D) Title of Class of Securities:

          Common Stock, par value $.01 par share

ITEM 2(E) CUSIP Number:  02145R102

ITEM 3 Not Applicable, filing under Rule 13d-1(c).

ITEM 4 Ownership.

       (a)     Amount Beneficially Owned:

                    1,577,280 shares as of 12/31/96

       (b)     Percent of Class:

                    10.1% (assuming 15,651,391 shares outstanding at 12/31/96)

       (c)     Number of shares as to which such person has:

                   (i)   sole power to vote or to direct the vote:

                                 1,577,280 shares

                   (ii)  shared power to vote or to direct the vote:

                                 None

                   (iii) sole power to dispose or to direct disposition of:

                                 1,577,280 shares

                   (iv)  shared power to dispose or to direct disposition of:

                                 None

ITEM 5    Not Applicable.


ITEM 6    Not Applicable.


ITEM 7    Not Applicable.


ITEM 8    Not Applicable.


ITEM 9    Not Applicable.


ITEM 10   Not Applicable, filing under Rule 13d-1(c).




Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1997



/s/ Larry I. Kane
    Larry I. Kane



ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).